GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.AND
               SUBSIDIARIES ("GRUPO TFM") OPERATIONAL RESULTS FOR
                            THE THIRD QUARTER OF 2002

Grupo TFM experienced 5.7 percent growth in volume during the third quarter in spite of the economic downturn and no recovery in foreign trade. The growth reflected higher volume in the intermodal, chemical, cement and mineral product segments. The continuing conversions of traffic from truck to rail transport also contributed to third quarter volume. Although revenues were impacted by a
6.6 percent devaluation of the peso, traffic mix and a 4 percent lower average length of haul compared to the same quarter of last year, consolidated net revenues for the three months ended September 30, 2002 were $175.3 million, which represents an increase of $7.3 million or 4.3 percent from revenues of $168.0 million for the same period in 2001, this figure includes $12.1 million from Mexrail operations which are consolidated with Grupo TFM since the second quarter 2002.

Consolidated operating profit for the third quarter of 2002 was $38.7 million, including a $1.3 million operating loss from Mexrail operations, representing a decrease of $2.4 million from the third quarter of 2001. The operating ratio (operating expenses as a percentage of revenues) for the third quarter of 2002 was 77.9 percent including Mexrail operations (75.5 percent without Mexrail). Operating expenses were reduced during the third quarter as a result of continuous cost control measures and a more efficient operation.

Operational Results for the Nine Months Ended September 30, 2002

Consolidated net revenues for the nine months ended September 30, 2002 were $519.1 million, which represents an increase of $23.1 million, or 4.7 percent, from the nine months ended September 30, 2001 including the $24.9 million from Mexrail operations mentioned above.

Consolidated operating profit for the nine months ended September 30, 2002 was $121.2 million, resulting in an operating ratio of 76.6 percent. The consolidated operating ratio without Mexrail was 75.1 percent.

Financial Expenses

Net financial expenses incurred in the nine months ended September 30, 2002 were $68.3 million including $22.6 million of amortization of discount debentures and $7.0 million of interest of the new $180.0 million bond maturing in 2012. Grupo TFM recognized a $14.4 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

EBITDA

EBITDA (as defined in our bond indentures) for the nine months ended September 30, 2002 was $1,005.5 million, or $183.2 without the VAT effect compared to the $178.6 million EBITDA for the first nine months of 2001.

Liquidity and Capital Resources

As of September 30, 2002, the accounts receivable balance had decreased to $195.7 million from $219.9 million at December 31, 2001 mainly due to the recovery of interline accounts and the reimbursement of the dividend that was declared null. Outstanding trade receivables were below 30 days.


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

Grupo TFM made capital expenditures of $180.0 million during the third quarter of 2002. Gross capital expenditures for the first nine months of 2002 were $52.2 million invested in the improvement of Grupo TFM and Mexrail lines, additions in operating capacity and intermodal terminals.

As of September 30, 2002, Grupo TFM had an outstanding net debt balance of $981.2 million, including the refinanced $122.0 million of U.S. commercial paper, the new $128.0 Term Loan and $41.9 million of cash and cash equivalents. During September 2002, Grupo TFM refinanced its U.S. Commercial Paper Program with a new U.S. Commercial Paper and the Term Loan referred above. During June 2002, Grupo TFM issued $180 million of 12.50 percent senior notes due 2012. The net proceeds from this new debt have been used during July 2002, to acquire the shares of Grupo Transportacion Ferroviaria Mexicana consisting of 24.6 percent of the total capital stock, held by Ferrocarriles Nacionales de Mexico.

VAT Award

On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued its judgment in favor of TFM on a value added tax claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT credit certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justica Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT credit certificate only in the name of TFM. The new decision of the Fiscal Court must be issued in accordance with the guidelines of the Federal Court. TFM has been advised that the Federal Court's order is not subject to appeal by the Mexican government. However, the Fiscal Court's new decision may be challenged by either of the parties if such party believes that the new ruling does not comply with the order of the Federal Court. There is a possibility that any third party in a separate legal proceeding could seek to make a claim against TFM, as a result of the tax court ruling in compliance with the federal court ruling, although TFM considers that it has grounds to defend itself from such an action and that such a claim would not have any merit.

The face value of the VAT certificate at issue is approximately $206 million, and the amount of any recovery will reflect that principal amount adjusted for inflation and interest accruals from 1997. Based upon the language of the Federal Court's order and the advice of legal counsel, TFM remains confident about the ultimate outcome of this matter; however, the recovery, including the timing and final amount thereof, must await the conclusion of the legal process.


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

--------------------------------------------------------------------------------
This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S. -Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.
--------------------------------------------------------------------------------

                          Financial Tables to Follow...


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

             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                        Consolidated Statement of Income
                ( Amounts expressed in thousands of US dollars )
                                  ( Unaudited )

                                          Three months ended                 Nine months ended
                                             September 30,                     September 30,
                                     ---------------------------   ------------------------------
                                       2002 (1)           2001             2002 (1)        2001
                                     ---------         ---------         ---------      ---------
Transportation revenues                175,304         $ 168,036           519,091      $ 495,982
                                     ---------         ---------         ---------      ---------

Operating expenses                    (115,906)         (107,581)         (336,731)      (322,129)
Depreciation and amortization          (20,716)          (19,394)          (61,124)       (57,659)
                                     ---------         ---------         ---------      ---------
                                      (136,622)         (126,975)         (397,855)      (379,788)
                                     ---------         ---------         ---------      ---------

Operating profit                        38,682            41,061           121,236        116,194
                                     ---------         ---------         ---------      ---------

Other income (expenses) - net          532,411            (3,969)          525,151         45,777
                                     ---------         ---------         ---------      ---------

Financial gains (expenses) - net       (27,130)          (20,404)          (68,301)       (63,198)
Exchange loss - net                     (3,085)           (7,161)          (14,397)        (3,005)
                                     ---------         ---------         ---------      ---------
Net comprehensive financing cost       (30,215)          (27,565)          (82,698)       (66,203)
                                     ---------         ---------         ---------      ---------

Income before taxes                    540,878             9,527           563,689         95,768
     and minority interest
Deferred income tax                    (21,888)            7,100           (19,343)       (10,845)
                                     ---------         ---------         ---------      ---------
Income before minority interest        518,990            16,627           544,346         84,923

Minority interest                     (103,816)           (3,159)         (108,639)       (17,029)

                                     ---------         ---------         ---------      ---------
Net income for the period            $ 415,174         $  13,468         $ 435,707      $  67,894
                                     =========         =========         =========      =========

(1) It includes second and third quarter figures of Mexrail, Inc. and Subsidiary.

(2)   Includes $534.4 of VAT refund after tax.

        The consolidated financial statements were prepared in accordance with International Accounting Standards.


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

             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                           Consolidated Balance Sheet
                ( Amounts expressed in thousands of US dollars )
                                  ( Unaudited )

                                                                     September 30,  December 31,
                                                                         2002 (1)       2001
                                                                      ----------     ----------
Assets
Current assets
    Cash and cash equivalents                                         $   41,921     $   52,786
    Accounts receivable - net                                            195,737        219,939
    Due from Mexican Government - net                                    822,229         81,892
    Materials and supplies                                                20,396         22,262
    Other current assets                                                  17,700          9,645
                                                                      ----------     ----------
         Total current assets                                          1,097,983        386,524

Concession, property and equipment - net                               1,820,097      1,773,361
Other assets                                                              35,345         11,942
Deferred income tax                                                            0        133,487
                                                                      ----------     ----------
Total assets                                                          $2,953,425     $2,305,314
                                                                      ==========     ==========

Liabilities and stockholders' equity
Current liabilities

    Short-term debt  and capital lease obligation                     $      281     $  264,936
    Accounts payable and accrued expenses                                127,683         96,125
                                                                      ----------     ----------
         Total current liabilities                                       127,964        361,061
    Long-term debt  and capital lease obligation                       1,022,859        573,075
    Deferred income tax                                                  176,953              0
    Other non-current liabilities                                         27,086         20,769
                                                                      ----------     ----------
         Total long-term liabilities                                   1,226,898        593,844
                                                                      ----------     ----------
Total liabilities                                                      1,354,862        954,905
                                                                      ----------     ----------
Minority interest                                                        440,987        391,589
                                                                      ----------     ----------
Stockholders' equity
    Capital stock                                                        807,008        807,008
    Effect on purchase of subsidiary shares                             -236,951              0
    Retained earnings                                                    587,519        151,812
                                                                      ----------     ----------
         Total stockholders' equity                                    1,157,576        958,820
                                                                      ----------     ----------
Total liabilities and stockholders' equity                            $2,953,425     $2,305,314
                                                                      ==========     ==========

(1)   It includes Mexrail, Inc. and Subsidiary.

        The consolidated financial statements were prepared in accordance with International Accounting Standards.


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

             Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V.
                                and Subsidiaries
                      Consolidated Statement of Cash Flows
                ( Amounts expressed in thousands of US dollars )
                                  ( Unaudited )

                                                                  Three months ended               Nine months ended
                                                               -----------------------         ------------------------
                                                                     September 30                    September 30
                                                               -----------------------         ------------------------
                                                                2002 (1)        2001            2002 (1)         2001
                                                               ---------      --------         ---------      ---------
Cash flows from operating activities:
Net income for the period                                      $ 415,174      $ 13,468         $ 435,707      $  67,894
                                                               ---------      --------         ---------      ---------
Adjustments to reconcile net income to net cash
   provided by operating activities :
          Depreciation and amortization                           20,716        19,394            61,124         57,659
          Discount on senior secured debentures                        0        11,638            22,560         33,686
          Amortization of deferred financing costs                  (701)          965             3,555          2,534
          Other non cash item                                    127,026        (2,981)          132,070        (27,165)
          Changes in working capital                             102,720         3,393            81,839        (29,765)
          Net effect on VAT recovery                            (534,449)            0          (534,449)             0
                                                               ---------      --------         ---------      ---------
          Total adjustments                                     (284,688)       32,409          (233,301)        36,949
                                                               ---------      --------         ---------      ---------
Net cash provided by operating activities                        130,486        45,877           202,406        104,843
                                                               ---------      --------         ---------      ---------
Cash flows from investing activities:
          Investment in Mex-Rail                                       0             0           (44,000)             0
          Acquisitions of property and equipment - net           (18,018)      (21,945)          (52,242)       (44,813)
          Sale of equipment                                          838           791             1,062            919
                                                               ---------      --------         ---------      ---------
Net cash used in investing activities                            (17,180)      (21,154)          (95,180)       (43,894)
                                                               ---------      --------         ---------      ---------
Cash flows from financing activities:
        Proceeds from (payments of) commercial paper - net      (173,190)      (10,000)         (143,262)       (10,130)
          Proceeds from Senior Notes - net                             0             0           152,656              0
          Proceeds from term loan                                128,000             0           128,000              0
       Principal payments under capital lease obligations              0             0                 0         (4,227)
          Acquisitions of GTFM's shares                         (256,130)            0          (256,130)             0
                                                               ---------      --------         ---------      ---------
Net cash (used in) provided by financing activities             (301,320)      (10,000)         (118,736)       (14,357)
                                                               ---------      --------         ---------      ---------
Increase in cash and cash equivalents                           (188,014)       14,723           (11,510)        46,592
Cash and cash equivalents
          Beginning of period                                    229,290        64,907            52,786         33,038
                                                               ---------      --------         ---------      ---------
          End of period                                        $  41,276      $ 79,630         $  41,276      $  79,630
                                                               =========      ========         =========      =========

(1) It includes second and third quarter figures of Mexrail, Inc. and Subsidiary

        The consolidated financial statements were prepared in accordance with International Accounting Standards.


                                      -30-